40 - 33

Branch 18

811 - 7758

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING RECEIVED MAY 03 2004 WASH. D.C. 105 SECTION

April 26, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

04041676

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, two copies of one pleading in *Ronald Kondracki v. A I M Advisors, Inc.,and A I M Distributors, Inc.* received on or about April 22, 2004.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

S:\srr\Litigation\Kondracki v AIM\Corr\L-042604SEc.doc
042604 (1) vxv

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

FILED

04 APR 16 AM 11:49

SEC MAIL PROCESSING RECEIVED MAY 03 2004 WASH, D.C. 155 SECTION

RONALD KONDRACKI,	Civil Action No: 04-263-DRH
Plaintiff,	
v.	
	COMPLAINT (Derivative Action)
AIM ADVISORS, INC. and AIM DISTRIBUTOR, INC.	
Defendants.	

Plaintiff, Ronald Kondracki, files this Complaint against Defendants AIM Advisors, Inc. and AIM Distributors, Inc. (collectively "AIM" or the "Defendants") and alleges as follows:

I. INTRODUCTION

1. Section 36(b) of the Investment Company Act of 1940 (the "ICA") imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to their receipt of compensation. Defendants provide investment management and other services to the AIM family of mutual funds for compensation and have breached their fiduciary (and other) duties to those funds by receiving excessive fees.

2. The Plaintiff is a shareholder in several mutual funds (technically known as open-end registered investment companies) as identified on Exhibit 1 (the "Funds"). The Funds were formed, and are distributed, advised and managed, by the Defendants. Plaintiff seeks to recover all damages available pursuant to Section 36(b) of the ICA, including all compensation received by the Defendants, directly or indirectly, from the Funds for the period beginning one year prior to the filing of this Complaint through the date of trial.

3. The Funds have a board of directors (or trustees) that purportedly include a majority of disinterested directors. These disinterested directors live throughout the United States. Documents relied upon by these directors, and relevant to these claims, were (and are) distributed by Defendants throughout the country by courier and electronic (internet) delivery means and are easily discoverable in this district.

4. The present case does not seek class action status and is not subject to transfer to any multidistrict litigation proceedings currently pending, including those in the District of Maryland captioned In Re Mutual Funds Investment Litigation, MDL-1586. The Judicial Panel's basis for coordinating and consolidating the various individual actions that comprise MDL-1586 is that they "involve common questions of fact concerning allegations of market timing and/or late trading in the mutual fund industry." By contrast, this action does not involve allegations that Defendants or their affiliates have engaged in unlawful market timing, late trading, manipulation of closing net asset values, or similar conduct. This matter is brought solely under Section 36(b) of the ICA, and addresses Defendants' breach of their fiduciary duties imposed by that Section through their receipt of excessive fees.

5. Defendant AIM Advisors, Inc. manages the Funds pursuant to a management agreement and receives substantial fees. In percentage terms, those fees may at first look benign. However, in dollar terms, and in comparison to fees received by AIM for managing other virtually identical institutional portfolios, the fees received from the Funds are staggering and excessive. For example, the Defendant received almost $15 million dollars in 2003 - a single year - for selecting portfolios for, and distributing shares of, the AIM International Growth Fund- a single portfolio.

6. AIM's management activities include selecting and trading securities for the Funds to buy, sell or hold (the "Portfolio Selection Services") and providing administrative services. It receives a management fee from the Funds for these activities that is calculated as a percentage of total assets under management. That portion of the management fee that is for only Portfolio Selection Services shall be referred to as the "Portfolio Selection Fee."

7. All mutual funds, including the Funds, create economies of scale as assets under management increase. The larger a portfolio, the greater the benefits from economies of scale and the less it costs to provide investment advisory services for each additional dollar of assets under management. Eventually, when portfolios become as large as the Funds, the cost of providing Portfolio Selection Services for each additional dollar of assets under management approaches zero.

8. Defendants (directly or through their affiliates) also provide Portfolio Selection Services to other institutional portfolios. The contracts for those services confirm the excessive nature of the fees received by AIM from the Funds. The Portfolio Selection Services that AIM provides to the Funds are identical to the portfolio selection services provided to other institutional clients by the Defendants.

9. The fees received from the Funds by Defendants for Portfolio Selection Services are several times larger on a percentage basis and *hundreds* of times larger in total dollars than the fees received from the other institutional clients for the same services, even though the portfolios of other institutional clients are much smaller and do not offer the same economies of scale as the Funds. The much higher Portfolio Selection Fees that AIM receives from the Funds could not have resulted from arms' length negotiations.

10. In addition to the management fees received by AIM, the Defendants also receive fees ("Distribution Fees") pursuant to share distribution plans adopted under Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). Like the Portfolio Selection Fees, the 12b-1 Distribution Fees are based on a percentage of the net assets of the funds in the AIM Fund Complex, including the Funds.

11. A large portion of 12b-1 Distribution Fees received by Defendants are properly payable *only* if the Funds' boards of directors find that there is a reasonable likelihood that the Plaintiff and other holders of Fund shares would benefit from economies of scale through reduced advisory fees. These fees (the challenged portion of total Distribution Fees) shall be referred to as "Promotional Distribution Fees" (some portion of 12b-1 Distribution Fees are used for other purposes, such as paying contingent deferred sales commissions to broker-dealers who sell AIM funds).

12. Although assets held by the Funds have indeed increased significantly over time, Defendants have failed to share the resulting economies of scale with Plaintiff or other shareholders of the Funds. Instead, as assets increased, Defendants simply continued to receive from the Funds ever greater fees.

13. The receipt by Defendants of the Portfolio Selection Fees from the Funds constitutes a breach of their fiduciary and other duties to the Funds. The receipt by Defendants of the Promotional Distribution Fees also constitutes a breach of their fiduciary and other duties to the Funds.

14. Plaintiff seeks to (a) recover all fees and compensation received by the Defendants and their affiliates from the Funds in violation of Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), including all Portfolio Selection Fees and all

Promotional Distribution Fees, (b) recover all other or further benefits resulting from the economies of scale created by the Funds but wrongfully retained by the Defendants, (c) rescind the management agreements between Defendants and the Funds and, finally, (d) rescind the Distribution Plan because it was not approved as required by the ICA and receipt by Defendants of payments pursuant to that plan also breaches Section 36(b).

II. PARTIES

15. Plaintiff Ronald Kondracki is a resident of St. Clair County, Illinois and is a shareholder in the AIM Asia Pacific Growth Fund, the AIM International Growth Fund, and the AIM Mid Cap Core Equity Fund.

16. Defendant AIM Advisors, Inc. is a Delaware Corporation with its principal place of business in Houston, Texas. AIM Advisors, Inc. is registered as an investment adviser in Illinois and under the Investment Advisers Act of 1940 and is the investment adviser to the Funds.

17. Defendant AIM Distributors, Inc. is a Delaware corporation with its primary place of business in Houston, Texas. AIM Distributors, Inc. is registered in Illinois as a broker/dealer and is affiliated with AIM Advisors, Inc.

III. JURISDICTION AND VENUE

18. This action is brought pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b) and § 80a-12(b).

19. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

20. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2). Defendants routinely transact business in this district and, as noted, AIM

Advisors, Inc. is registered as an investment adviser in Illinois and AIM Distributors, Inc. is registered in Illinois as a broker/dealer.

IV. GENERAL ALLEGATIONS

The Investment Company Act of 1940

21. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisers such as Defendant. In the 1960s, it became clear to Congress that investment advisers to equity mutual funds were gouging those funds with excessive fees. Section 36(b) was added to the ICA in 1970 to create a federal cause of action for breach of fiduciary duty by investment advisers and their affiliates such as Defendants.

22. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person . . . .

The Portfolio Selection Fees

23. AIM receives a "management" fee from each of the Funds. The management fee compensates AIM for Portfolio Selection Services and certain limited "administrative" expenses

(the bulk of administrative costs are received outside of and separately from the management fee.)

24. Although the Portfolio Selection Fees challenged may appear to be very small on a shareholder-by-shareholder basis, they are huge in absolute terms and, even on a shareholder-by-shareholder basis, cause a dramatic decrease in shareholders' investment returns over time. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns. . . .In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001) [Exhibit B].

25. The management fees received by AIM are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management, and are reduced as the total amount of assets under management increase. Known as "breakpoints," this fee structure implicitly recognizes the existence of economies of scale and gives the appearance that the Funds those scale benefits. However, the initial management fee is too high, breakpoints are spaced too far apart, and the reductions made at breakpoints are far too small, thereby depriving the Plaintiff and the Funds of the benefits of the economies of scale created by the contribution of *their* capital to the Funds.

26. As Fund portfolios grow, they quickly create economies of scale and eventually the cost of servicing additional assets approaches zero. Breakpoints recognize these economies but, as stated, are designed by Defendants to benefit themselves rather than the Funds.

27. A flat Portfolio Selection Fee (in dollars, not percentages) or a breakpoint approaching zero for very large portfolios such as those of the Funds would allow the Funds to capture economies of scale that belong to them under Section 36(b), while also allowing Defendants to earn a fair and competitive profit for its services.

28. The total management fee received by Defendants from each Fund consists of a pure Portfolio Selection Fee component and a much smaller administrative services component (subtracting the administrative services component from the total management fee for each Fund leaves the Portfolio Selection Fee for each Fund).

29. The portion of the management fee paid by the Funds to AIM that is attributable to administrative costs is no more than 0.1% (10 basis points) of total Fund assets (mutual funds from fund complexes other than AIM, of comparable size and investment objectives, incur administrative costs of less than 0.1% (10 basis points)). For example, the American Funds' Washington Mutual Fund reports separately (unlike the Funds) the portion of the total management fee attributable to administrative costs (0.089% (8.9 basis points) of total net assets).

30. Furthermore, economies of scale also exist with respect to the administrative costs component of the management fee. For example, the American Funds' Washington Mutual Fund pays an administrative cost fee as low as 0.04% (4 basis points) of net assets under management. Thus, the administrative costs component of a mutual fund's management fee declines as assets increase, thereby establishing by comparison that the administrative costs

portion of the management fee charged by Defendants to the Funds is less than 0.1% (10 basis points) of total net assets.

31. The chart at Exhibit C sets forth the amount of the Portfolio Selection Fee received by Defendants during the most recent reported periods allowing a generous 0.1% of total net assets as the maximum administrative cost portion of the management fee.

32. The Portfolio Selection Fees received by Defendants from the Funds are excessive.

33. Defendants' receipt and acceptance of the Portfolio Selection Fees for pure Portfolio Selection Services was (and continues to be) in breach of their fiduciary and other duties.

The Funds' Rule 12b-1 Distribution Plans and Fees

34. "12b-1" Distribution Fees are named for the SEC rule that allows and regulates their payment, 17 C.F.R. § 270.12b-1. Rule 12b-1 permits a fund to market and sell its shares with shareholder funds (Distribution Fees) out of fund assets *only* in strict compliance with the rule.

35. Prior to 1980, the use of shareholder funds to market and sell fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

36. After intense lobbying by the mutual fund industry, the SEC agreed to consider tempering its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued (correctly) that adding assets in an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

37. Accepting the mutual fund industry's argument that a growth in assets would lead to a *quid pro quo* reduction in advisory fees and other expenses, the SEC tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of shareholder funds to pay distribution expenses. For example, the SEC wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corporation*, 895 F.2d 861, 866 (2d Cir. 1990).

38. Defendants have done just what the SEC feared: extracted additional compensation for their retail advisory services by causing Plaintiff and other shareholders to pay Defendants' marketing expenses to retain and acquire new shareholders so that these shareholders will pay additional advisory fees that benefit them rather than the Plaintiff and the Funds.

39. 12b-1 Distribution Plans must be reviewed annually by the Funds' board of trustees. In particular, the board must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). Defendants are required to furnish this information. 17 C.F.R. § 270-12b-1(d). In addition, minutes must be maintained to record all aspects of the

boards' deliberation. On an annual basis, the board must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

40. The Funds' Distribution Plans have not been adopted in accordance with these rules. The board did not find that the Distribution Plans in general or the Promotional Distribution Fees in particular benefit the Funds or its shareholders by generating savings from economies of scale in excess of the cost of the plan. In fact, despite the dramatic growth in total assets held by the Funds, both the management fee (including the Portfolio Selection Fee) and total 12b-1 Distribution Fees (including Promotional Distribution Fees) received by Defendant have grown over time, thus depriving the Funds of the benefit of these economies of scale in breach of Defendants' fiduciary and other duties.

41. The Promotional Distribution Fee portion of these fees increased along with total 12b-1 Distribution Fees. These fees have produced no benefits to Fund shareholders; rather, they have served only Defendants, just as the SEC feared when it found that:

> "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted."

Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977).

As such, the Funds' Distribution Plans violate the intent and purpose of Rule 12b-1, the Distribution Fees are entirely a waste of fund assets and their receipt by Defendants violates Section 36(b).

42. Furthermore, as the purpose of Promotional Distribution Fees is to increase the assets held by the Funds, as assets have increased, the Promotional Distribution Fees should decline as assets increase, especially when caused by a generally rising market. This has not happened. In fact, much of the increase in Promotional Distribution Fees is due to a rising equity market, and not due to any promotional activities of Defendants. The Dow Jones Industrial Average (the "Dow") rose from 2753 in 1990 to over 10,000 today. This market expansion alone greatly increased 12b-1 Promotional Distribution Fees with no additional work or effort on behalf of Defendants.

43. Despite the fact that Plaintiff and the other Fund shareholders have enjoyed no benefits from the Promotional Distribution Fees, and despite the fact that the Funds' Distribution Plan allowed Defendants to extract additional and excessive compensation from the Funds, the directors of the Funds approved, year after year, continuation of the Plan in violation of both Rule 12b-1 and § 36(b).

44. Plaintiff, on behalf of the Funds, is entitled to recover the Promotional Distribution Fees received (and continuing to be received) by Defendants.

The Gartenberg Test

45. As set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982) (decided long before today's computer and internet capabilities existed and before the in-depth studies by the GAO and SEC), the test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Id.* at 928. Stated differently, "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable

relationship to the services rendered and could not have been the product of arm's length bargain." *Id.*

46. The Defendants' receipt of fees from the Funds for Portfolio Selection Services breaches its fiduciary duties under § 36(b) because they are excessive. The Portfolio Selection Fees negotiated with other institutional clients (*i.e.*, clients other than the Funds or other AIM funds) for managing *smaller* portfolios are substantially *less* than the Portfolio Selection Fees received from the Funds. That is because the Funds' fee schedule does *not* "represent" a charge within the range of what would have been negotiated at arms-length." In fact, the fees charged to the Funds have never been within or near such a range. Moreover, this information has either been withheld by Defendants from the Funds' board of trustees (and also from the shareholders), or the board has failed to properly consider the information.

47. Similarly, the Promotional Distribution Fees do not "represent" a charge within the range of what would have been negotiated at arm's-length." Indeed, when an arms length negotiation takes place, the result is that *no* 12b-1 Distribution Fees are paid! When institutional investors wish to retain Defendants to manage their assets, they either purchase shares in AIM funds (including the Funds) through Y Shares (which pay no 12b-1 Distribution Fees) or through separate accounts (that pay no Distribution Fees and have significantly lower Portfolio Selection Fees).

48. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been negotiated at arms' length. Each demonstrates that receipt of the Portfolio

Selection and Promotional Distribution Fees by the Defendants violated (and continues to violate) § 36(b):

(1) Economies of Scale

49. Significant economies of scale exist in the investment advisory industry, especially in the area of providing investment advisory services (including Portfolio Selection Services) to clients such as the Funds. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. At some point (a point exceeded by the Funds), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the Funds' securities or additional contributions by current or new shareholders) approaches zero.

50. For example, the cost of providing Portfolio Selection Services to the Funds may be $X for the first $100 million of assets under management but the cost for providing those same services for the next $100 million is a mere fraction of $X. This is true in part because each Fund's portfolio investment objectives are set forth in their offering documents and additional dollars contributed by shareholders are simply invested in the same core portfolio of securities. In addition, when assets under management increase in value over time as markets rise or existing shareholders purchase additional shares (with no change in the composition of the Funds' portfolios or number of shareholders), there are no additional Portfolio Selection Service costs incurred by AIM.

51. The benefits created by these economies of scale belong to the Funds and the Plaintiff, not the Defendants or their affiliates.

52. Technology has lowered the costs to Defendants of providing the Portfolio Selection Services. For example, it has become far easier and less expensive to obtain research

about potential investments, and to communicate with the Funds and their shareholders, than regulators and courts in the early days of Section 36(b) could ever have imagined. Defendants benefit from the widespread use of computers with exponentially greater computing power today than those of 20 years ago, company and stock research is readily and instantly available on the Internet, and Defendants are able to transact business with current and potential shareholders on the Internet. All of this dramatically lowers Defendants' costs and should have resulted in significantly lower Portfolio Selection Fees over time. Instead, those fees (in both percentage and dollar terms) have not declined as they should have but increased because of Defendants' violation of its fiduciary duties.

53. These economies of scale exist at the individual fund level (including the Funds) and at the complex or family of funds level (meaning all funds advised by the Defendants considered together). They also exist on a more comprehensive basis, encompassing the Defendants' entire scope of operations, including administrative expenses and advisory services provided to other institutional clients.

54. Notable academic research confirms the long-standing existence of significant economies of scale in the mutual fund industry that are not passed on to shareholders. *See,* John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, 26 J. Corp. L. 610 (2001) (the "Freeman & Brown Study") [Exhibit D].

55. Furthermore, both the Securities and Exchange Commission (the "SEC") and the Government Accounting Office (the "GAO") also confirmed, in June of 2000, that economies of scale exist in the provision of Portfolio Selection Services. See SEC Report at 30-31 [Exhibit E]; Government Accounting Office, Report on Mutual Fund Fees to the Chairman, Subcommittee on

Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Exhibit F].

56. Courts have also found that these economies of scale exist. *See, Migdal v. Rowe Price Fleming Int'l, Inc.*, 248 F.3d 321, 326-27 (4th Cir. 2001). Even the mutual fund industry's lobbying arm, the Investment Company Institute ("ICI"), admits that mutual funds exhibit economies of scale. Thus, it cannot be disputed that extensive and significant economies of scale exist in the provision of investment advisory services, in particular Portfolio Selection Services, by advisers or affiliates such as Defendants to mutual funds such as the Funds.

57. One simple example of economies of scale is when total assets under management increase due purely to market forces. In that event, it is possible for the Defendants to service the additional assets at *zero* additional variable cost: there is no change in the securities held in the portfolios or the number of shareholders in the Funds.

58. The Defendants have benefited from economies of scale resulting from pure market appreciation. On January 1, 1990, the Dow Jones Industrial Average was at 2753. When the decade closed on December 31, 1999, the Dow was at 11,497 (more than a four-fold increase). If a mutual fund merely held the stocks that comprise the Dow, and did nothing, the Portfolio Selection Fees and Promotional Distribution Fees would have nearly quadrupled absent meaningful breakpoints (an absence suffered by the funds) or unless the advisers dramatically reduced their fees (also not the case here).

59. Today, even following three years of a turbulent market, the Dow Jones Industrial Average remains over 10,000, representing a three-and-one-half times increase from the levels of 1990. This growth has created enormous "free" economies of scale for the Funds, the benefits of which were wrongfully retained by the Defendants who incurred no additional costs in providing

Portfolio Selection Services for the additional assets generated in the Funds by such market growth.

60. Another simple example of benefits arising through no effort on the part of the Defendants yet creating considerable economies of scale occurs when the Funds' assets under management grow because of additional investments by current shareholders. Once again, no additional client relationship is established (or related costs incurred) and economies of scale are created by the shareholders of the Funds, the benefits of which must be shared with the Funds. Still, Defendants have failed to meaningfully reduce the Portfolio Selection Fees in either percentage or dollar terms.

61. These facts regarding economies produced by market appreciation are confirmed by the GAO and by the Freeman and Brown Study. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by a growth in costs) [Exhibit F]; Freeman & Brown Study. [Exhibit D at p. 619-21].

62. The assets in the Funds have grown dramatically over the past dozen years along with the growth generally in the stock market.

63. Defendants have benefited greatly from this growth in Fund assets as their receipt of fees exploded.

64. While the size of the Funds has grown dramatically, the nature and quality of the Portfolio Selection Services rendered by Defendants has not changed. Indeed, the number of securities held in each of the Funds' portfolios has remained fairly constant, suggesting that the research associated with providing the Portfolio Selection Services was unchanged even as the dollars in the Funds' portfolios grew dramatically. While the number of securities fluctuates

over time, at best Portfolio Selection Services should show only minor changes in total cost, as the service has not changed significantly.

65. Despite this, the Portfolio Selection Fees and the Promotional Distribution Fees received by Defendants have grown dramatically, increasing in almost exact proportion with the increase in Fund assets, capturing all benefits from economies of scale and paying no heed to the actual cost of providing those services.

66. The retention by Defendants of the benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds) resulted in Portfolio Selection Fees that were (and remain) (a) grossly disproportionate to the Portfolio Selection Services, (b) excessive, (c) could not have been the product of an arms' length bargain, and (d) violate § 36(b).

67. The retention by Defendants of the benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds) also resulted in Promotional Distribution Fees that were (and remain) (a) grossly disproportionate to any actual or potential benefit they could have created, (b) excessive, (c) could not have been the product of an arms' length bargain, and (d) violate § 36(b).

68. Acceptance of the excessive Portfolio Selection Fees and the Promotional Distribution Fees by Defendants was (and remains) a breach of their fiduciary and other duties to the Funds.

(2) Comparative Fee Structures

69. A mutual fund is a single investment portfolio for Defendants, as with any other institutional portfolio. Accordingly, with respect to the Portfolio Selection Services and the Portfolio Selection Fees, a mutual fund is no different than any other institutional investor.

70. Other institutional investors (including Y Share investors in the Funds) do not pay Promotional Distribution Fees. Instead, the cost of any distribution activities are paid by Defendants from the management fees received from those institutional investors. In contrast, the Defendants receive enormous Promotional Distribution Fees from the Funds. Therefore, the great discrepancy between the management fees that Defendants receive from other institutional investors as compared to those received from the Funds is actually understated because the management fees received from other institutional investors includes all costs of marketing and distribution.

71. Defendants and their affiliates provide advisory services to other institutional clients for substantially lower fees. These fees clearly establish that they receive Portfolio Selection Fees from the Funds that are excessive and disproportionate to the value of the services rendered and are properly compared to those same fees received by Defendants from the Funds for Portfolio Selection Services. The Freeman & Brown Study explains:

> Strong analogies . . . can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. [Exhibit D at 653].
>
> * * *
>
> [A] mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." [Exhibit D at 629 n. 93].

72. The Freeman and Brown study accurately explains the similarity between the provision of Portfolio Selection Services to a mutual fund, like the Funds, and other institutional investors with similar investment objectives.

73. Similarly, the respected mutual fund analyst firm *Morningstar* has concluded that there should be no difference between management fees charged to mutual funds (retail products) and other institutional clients:

> Fees for a firm's retail products should not be materially different from management fees for a firm's institutional offerings. Though we appreciate the added costs of servicing small accounts, those expenses needn't show up in the management fees.

Kunal Kapoor, *The Standards That We Expect Funds to Meet*, Morningstar, December 8, 2003.

74. The added administrative costs to AIM of servicing small retail mutual fund accounts are recovered through administrative costs separate from the Portfolio Selection Fee. In addition to the management fee in fiscal 2003, the Funds paid separately for "administrative services" and "custodian" fees (amounting to almost $280,000 for the Asia Pacific Growth Fund alone), compensation of trustees, and 12b-1 distribution fees, including Promotional Distribution Fees.

75. In short, the Portfolio Selection Fees (as a percentage of assets) received by Defendants are at least *double,* frequently *triple*, and, at certain breakpoints, *quadruple* those received from much *smaller* institutional clients for the very same advisory services. When considered in dollar terms (rather than as a percentage), the Portfolio Selection Fees received by Defendants from the Funds are *hundreds* of times larger than the fees paid by some institutional clients with much smaller portfolios invested in the same securities.

76. There is no legitimate basis for this marked disparity in fees received by Defendants from the Funds when compared to fees received by them or their affiliates from other institutional clients. The Defendants recover the additional administrative costs associated with large numbers of shareholders through separate fees received from the Funds, and therefore the

different identity of the owner of the pool of funds invested has no impact on Portfolio Selection Services or Fees. As noted by Freeman and Brown, while a fund manager may:

> encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower.

Freeman & Brown Study at 627-28 [Exhibit D]. The "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." *Id.* at 671-72 [Exhibit D].

77. The significant economies of scale created solely by virtue of the Plaintiff's and other shareholders' investment dollars in the Funds have been unlawfully retained by the Defendants, and Promotional Distribution Fees have been received by Defendants despite a lack of benefit to the Funds or their shareholders, in violation of Section 36(b).

(3) Fallout Benefits (Indirect Profits) Attributable to the Funds

78. Defendants also indirectly profit because of "fallout benefits" attributable to the Funds. These profits are above and beyond those received through Portfolio Selection Fees and other fees.

79. Fallout benefits include the attraction of new customers for other funds or products offered by Defendants, cross selling Defendants' other funds and services to current Fund shareholders, and other benefits associated generally with the development of goodwill and the creation and growth of a client base for Defendants.

80. Another profitable fallout benefit received and retained by Defendants is "soft dollar" payments. Essentially, "soft dollars" are credits from broker-dealers and other securities industry firms in exchange for Defendants' routing securities transaction orders and other

business to the broker-dealers. While the existence of such arrangements has been known, details of the increased costs to the Funds and the concomitant benefits received and retained by Defendants have not been disclosed.

81. In breach of their fiduciary duties owed to the Funds, Defendants direct the payment of excessive commissions to securities broker-dealers to execute trades for the Funds in exchange for which they receives and retain soft-dollars (a form of rebate or kickback). These soft-dollars are paid for by the Funds and the Plaintiff in the form of higher commissions (depriving the Funds of the best execution of trades), yet benefit Defendants.

82. Soft-dollar and other fallout benefits are either not quantified and shared with the Funds' board of trustees (even though the board cannot determine the fairness of any fee without having this information), or the board of trustees fails to properly consider fallout benefits when evaluating the fees paid to Defendants.

83. According to the SEC, "[s]oft-dollar arrangements create incentives for fund advisers to (i) direct fund brokerage based on the research provided to the adviser rather than the quality of execution provided to the fund, (ii) forego opportunities to recapture brokerage costs for the benefit of the fund, and (iii) cause the fund to overtrade its portfolio to fulfill the adviser's soft-dollar commitments to brokers." Memorandum from Paul F. Roye, director of the SEC Division of Investment Management, June 2003.

84. As noted by the SEC, institutional investors other than mutual funds that negotiate at arms' length often negotiate "soft dollar" or commission recapture programs and directly participate in the benefits wrongfully taken by Defendants from the Funds and the Plaintiff. The Funds and their board of trustees could, but do not, negotiate such arrangements and, instead, Defendants have usurped that opportunity for their exclusive benefit.

85. Defendants and their affiliates also receive other benefits or "kickbacks," either directly or indirectly, such as transfer agency and custodian fees. These fees automatically increase as the assets under management and the number of shareholders in the Funds increase. These affiliates receive similar fees from the other Funds while comparable fees paid by other institutional investors are either included in the overall management fee negotiated at arms' length or cost far less through Defendants or competitive third party providers.

86. Defendants also benefit from securities lending arrangements where they "loan" out securities owned by the Funds (*e.g.*, to short sellers) for a fee. Defendants retain those benefits even though the securities loaned belong not to them but to the Funds.

87. These and other fallout benefits are required to be disclosed to the Funds' board of trustees as part of the total mix of information necessary to determine the reasonableness of the Portfolio Selection Fee and the reasons for a 12b-1 Distribution Plan and the related Promotional Distribution Fees. Even without considering the fallout benefits, the Portfolio Selection and Promotional Distribution Fees are excessive in both percentage and dollar terms. After considering the fallout benefits, these fees are obscene and their receipt by Defendants violates § 36(b) of the Investment Company Act of 1940.

(4) The Nature and Quality of the Services Provided to the Funds' Shareholders

88. The nature of the Portfolio Selection Services provided to the Funds is straightforward: Defendants select (buy, sell or hold) and trades, at its discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' other institutional clients even though the Funds are charged a dramatically higher Portfolio Selection Fee as a percentage of assets under management and in dollar terms.

89. The quality of the Portfolio Selection Services provided to the Funds by Defendants is also precisely the same (because the services are the same) as the quality of the Portfolio Selection Services provided to the other institutional clients. However, Plaintiff pays Defendants dramatically higher fees (in percentage and absolute dollar terms) because the Portfolio Selection Fees are not even close to the range of fees produced by the arms' length negotiations with Defendants' other institutional clients (even before considering the enormous additional fallout benefits received by Defendants).

90. Furthermore, the Defendants' services to the Funds are even more overpriced when performance is considered. For the three fiscal years ended July 31, 2003, investors paid management and shareholder service fees of $3 million for the Asia Pacific Growth Fund alone, despite mediocre Fund performance.

91. The nature of services provided for the Promotional Distribution Fee is also straightforward: Defendants take money from current Fund shareholders in an effort to attract new shareholders to the Funds so that all shareholders can enjoy cost savings from economies of scale. The existence of Y Shares tells the story: the Funds' Distribution Plans use of Promotional Distribution Fees has never achieved the desired cost savings, should never have been approved (or continued) by the Funds' board of trustees and violates Section 36(b) of the ICA.

(5) The Profitability of the Fund to the Adviser-Manager

92. The profitability to Defendants of managing the Funds is a factor that this Court may consider. Intuitively, it is obvious that the fees charged to others in arms' length negotiations is the best indicator of profitability to Defendants; those negotiations must result in profitable relationships or investment managers (such as Defendants) intending to stay in

business would be required to charge a higher fee. Therefore, managing the Funds (and receiving much higher Portfolio Selection Fees and Promotional Distribution Fees than from other institutional clients) is highly profitable to Defendants.

93. Furthermore, each dollar of Promotional Distribution Fees received by Defendants directly increases Defendants' profitability in an equal amount. These fees, by definition, are received by Defendants to cover its expenses, not those of the Funds (under the theory that those expenses would ultimately save the Plaintiff and the Funds money). The amount of these fees has been steadily increasing.

94. As discussed above under "comparative fee structures," Defendants and their affiliates have entered into advisory agreements with other institutional clients where Defendants accept *total* management fees (including both Portfolio Selection Fees and payment of all administrative, distribution and other costs) that are dramatically lower than those charged to holders of the Funds to manage portfolios that are typically much smaller than those of the Funds. Even on the conservative assumption that *all* of the other institutional clients' fee was for Portfolio Selection Services, it is still dramatically smaller in percentage terms (and obscenely so in dollar terms) than the same fees received from the comparably sized or significantly larger Funds, and is not within the range established by Defendants with their other customers when negotiating at arms' length. Defendants would not agree to provide advisory services for such a low fee if it were not profitable to do so. Therefore, the immense profitability of the Funds' management for the same services is self-evident.

(6) The Independence and Conscientiousness of the Trustees (or Directors)

95. As the GAO Report noted, the "external management" structure of most mutual funds (including the Funds) creates a potential conflict of interest between a fund's shareholders

and its adviser. [Exhibit F]. The United States Supreme Court has stated that the disinterested director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

96. The disinterested directors (or trustees) are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all agreements with Defendants and reviewing the reasonableness of the Portfolio Selection Fees and Promotional Distribution Fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the adviser's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Exhibit F]. These responsibilities necessarily require the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations.

97. In considering whether to approve advisory agreements between the Defendants and the Funds, the trustees are required to review and consider specific factors, and to make certain comparisons, to ensure that any agreement is in the best interests of the Fund and its shareholders (rather than just the Defendants). The SEC has recognized that this inquiry includes the following specific factors:

> (1) the nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors.

98. In addition, the SEC has recognized that a fund's trustees must compare the fees and services to be provided by the adviser in any proposed contract with a fund with those in

other investment advisory contracts, such as contracts between the same (and other) investment advisers with other investment companies (*i.e.*, mutual funds) or other types of clients (*e.g.*, pension funds and other institutional investors). On information and belief, Defendants failed to provide this information to the Funds' trustees who in turn failed to make or consider this comparison.

99. A majority of the Funds' directors must be "disinterested" as defined in § 10 of the Investment Company Act. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, even in connection with so-called disinterested directors, the lack of conscientiousness in reviewing the fees paid to the Defendants, and/or lack of adequate information provided by the Defendants to the directors in connection with their approvals of the advisory agreements, and the control of management over the board in reviewing the fees are *not* presumed. Rather, they are all relevant factors in determining whether the Defendants have breached their fiduciary duties to the Funds and to the Plaintiff.

100. Despite the structural protections of independent directors envisioned by the Investment Company Act, the Funds' trustees have been subverted by Defendants and no longer serve in their "watchdog" role.

101. Either the Defendants have failed to satisfy its fiduciary duty under the Investment Company Act to provide the Funds' directors with all information reasonably necessary for them to do their jobs, including determining the fairness of the Portfolio Selection Fee and the Promotional Distribution Fee, or that information has not been properly considered by the directors.

102. Jack Bogle, founder of the Vanguard Group, one of the largest mutual fund complexes in the world, commented during an interview on the failure of mutual fund boards of directors to meet their duties under the Act:

> Q: We've talked about how the [mutual fund] industry could do a better job. How about the fund directors?
>
> A: Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Morningstar Interviews...Jack Bogle, Founder of the Vanguard Group, Kathryn Haines and Russ Kinnel, www.morningstar.net, posted June 5, 1998.

103. Similarly, a United States District Court Judge recently quoted Warren Buffet, the "legendary investor and chairman of the Berkshire Hathaway Group," on the lack of independence and diligence of mutual fund boards of directors:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management – whether management was good, bad or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F.Supp.2d 373, 383 (S.D.N.Y. 2002)(citation omitted).

104. The dependence of the Funds' disinterested directors on the Defendants, and the domination and undue influence exerted on the directors by the Defendants, is evidenced by the following facts:

a. Each of the Funds is governed by a common and interlocking board of directors initially selected (and constantly dominated by) the Defendants.

b. All AIM mutual funds are "overseen" by *one common board* of 16 directors, 14 of whom are considered "disinterested." The Defendants have *de facto* control over directors' compensation and the nature and duration of director meetings and other aspects of the Funds' corporate governance, thereby depriving the Funds of the independence owed to them by the trustees.

c. Each of the Funds, and all funds within the AIM Fund Complex, share common fiduciary advisers (*i.e.*, the Defendants or their affiliates). The Defendants created these relationships and continue to dominate in their execution.

d. Each of the Funds, and all funds within the AIM Fund Complex, share a common distributor affiliated with the Defendants (*i.e.*, the Funds' shares are sold by an affiliate of the Defendants).

e. Trustees in the mutual fund industry almost without exception rely wholly on the fund manager to provide them with what is known in the industry as a "15c Report" (also called a "Lipper Package"). The 15c Report includes information about what other mutual fund investment advisors charge their mutual fund clients but does not include data about Defendants' or other advisors' other institutional clients (as that data is withheld by fund managers from the trustees). Fund managers use the data in the 15c Report to ensure that their fees fall within the range of fees charged by their "competitors," an industry of price gougers, rather than to ensure that the Portfolio Selection Fees received by Defendants are independently fair to the Funds. Here, either Defendants have followed this industry practice and failed to provide the correct information to the trustees, or the trustees have failed to consider properly the information provided.

f. Each of the Funds, and all funds within the AIM Fund Complex, have access to a common line of credit arranged by the Defendants to assist in managing money flows in the Funds (*e.g.*, to meet shareholder redemptions). The fees pertaining to such credit facility are shared equally by the Funds and all other funds within the AIM Fund Complex (thereby also again demonstrating benefits from economies of scale).

COUNT I
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Fees from Economies of Scale)

105. The Plaintiff repeats and realleges paragraphs 1 through 104, inclusive, of this complaint.

106. Defendants have received, and continue to receive, excessive Portfolio Selection Fees attributable to the extraordinary economies of scale created by the Plaintiff and the Funds.

107. Defendants have breached, and continues to breach, their ICA § 36(b) fiduciary duty to the Funds by receiving and retaining these excessive fees.

108. Plaintiff seeks, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, including the "amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

109. Plaintiff repeats and realleges paragraphs 1 through 104, inclusive, of this complaint.

110. The Portfolio Selection Fees received by AIM are and continue to be disproportionate to the services rendered and not within the range of what would have been negotiated at arms' length in light of all the surrounding circumstances (or the range of what has been negotiated at arms' length with the Defendants' other institutional clients). Instead, they are dramatically higher than those negotiated or that would be negotiated in any arms' length negotiation.

111. In receiving excessive advisory fees, and failing to put the interests of the Funds, the Plaintiff, and the Funds' other shareholders ahead of their own interests, AIM breached their statutory fiduciary duties to the Funds and the Plaintiff.

112. Defendants have breached, and continue to breach, those statutory ICA § 36(b) fiduciary duties to the Funds by accepting excessive and inappropriate compensation. Plaintiff and the Funds seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excess Rule 12b-1 Promotional Distribution Fees and Extraction of Additional Excessive Compensation for Advisory Services)

113. Plaintiff repeats and realleges paragraphs 1 through 104, inclusive, of this complaint.

114. The Promotional Distribution Fee extracts additional compensation for advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the assets of the Funds have grown considerably, the resulting economies of scale benefited only Defendants, and not Plaintiff or the Funds, precisely as feared by the SEC.

115. In failing to pass along economy of scale benefits from the Promotional Distribution Fees, and in continuing to authorize, assess and collect Promotional Distribution Fees pursuant to the Funds' 12b-1 Distribution Plan, despite the fact that no benefits inured to Plaintiff or the Funds, Defendants violated their ICA § 36(b) fiduciary duty by receiving excessive and inappropriate compensation. Plaintiff seeks, pursuant to § 36(b) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, including all Promotional Distribution Fees and any further "amount of payments received from" the Funds.

WHEREFORE, Plaintiff and the Funds demand judgment as follows:

a. Declaring that the Defendants violated and continue to violate § 36(b) of the ICA and that any advisory agreements and Distribution Plans entered into between them and the Funds are void *ab initio*;

b. Preliminarily and permanently enjoining the Defendants from further violations of the ICA;

c. Awarding damages against the Defendants in an amount including all Portfolio Selection Fees and Promotional Distribution Fees paid to them by Plaintiff and the Funds for all periods not precluded by any applicable statutes of limitation and continuing through the trial of this case;

d. Awarding any further "actual damages resulting from [Defendants'] breach of fiduciary duty," including any further "amount of payments received from" the Funds;

e. Awarding interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

f. Awarding prospective relief in the form of reduced Portfolio Selection Fees and Promotional Distribution Fees in the future based not simply upon a percentage of assets formula, but also based upon the reasonableness of those fees in absolute dollar terms when considering the assets under management in the Funds; and

g. Such other and further relief as may be proper and just.

Dated: April 16, 2004

KOREIN TILLERY, LLC

Steven A. Katz - 06204543
Douglas R. Sprong - 6202898
Diane Moore Heitman – 06273475
Gateway One on the Mall
701 Market Street, Ste. 300
St. Louis, MO 63101
Telephone: 314.241.4844
Facsimile: 314.588.7036

George A. Zelcs
KOREIN TILLERY, LLC
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750
Facsimile: 312.641.9751
E-mail: gzelcs@koreintillery.com

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN & BALINT, P.C.
2901 N. Central Avenue
Suite 1000
Phoenix, AZ 85012
Telephone: 602.274.1100
Attorneys for Plaintiff

FILED

04 APR 16 AM 11:49

CLERK

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

SEC MAIL PROCESSING SECTION RECEIVED MAY 03 2004 WASH, D.C. 155

RONALD KONDRACKI,) Civil Action No: 04-263-DRH

Plaintiff,)

v.)

AIM ADVISORS, INC. and AIM DISTRIBUTOR, INC.)

Defendants.)

COMPLAINT (Derivative Action)

Plaintiff, Ronald Kondracki, files this Complaint against Defendants AIM Advisors, Inc. and AIM Distributors, Inc. (collectively "AIM" or the "Defendants") and alleges as follows:

I. INTRODUCTION

1. Section 36(b) of the Investment Company Act of 1940 (the "ICA") imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to their receipt of compensation. Defendants provide investment management and other services to the AIM family of mutual funds for compensation and have breached their fiduciary (and other) duties to those funds by receiving excessive fees.

2. The Plaintiff is a shareholder in several mutual funds (technically known as open-end registered investment companies) as identified on Exhibit 1 (the "Funds"). The Funds were formed, and are distributed, advised and managed, by the Defendants. Plaintiff seeks to recover all damages available pursuant to Section 36(b) of the ICA, including all compensation received by the Defendants, directly or indirectly, from the Funds for the period beginning one year prior to the filing of this Complaint through the date of trial.

3. The Funds have a board of directors (or trustees) that purportedly include a majority of disinterested directors. These disinterested directors live throughout the United States. Documents relied upon by these directors, and relevant to these claims, were (and are) distributed by Defendants throughout the country by courier and electronic (internet) delivery means and are easily discoverable in this district.

4. The present case does not seek class action status and is not subject to transfer to any multidistrict litigation proceedings currently pending, including those in the District of Maryland captioned In Re Mutual Funds Investment Litigation, MDL-1586. The Judicial Panel's basis for coordinating and consolidating the various individual actions that comprise MDL-1586 is that they "involve common questions of fact concerning allegations of market timing and/or late trading in the mutual fund industry." By contrast, this action does not involve allegations that Defendants or their affiliates have engaged in unlawful market timing, late trading, manipulation of closing net asset values, or similar conduct. This matter is brought solely under Section 36(b) of the ICA, and addresses Defendants' breach of their fiduciary duties imposed by that Section through their receipt of excessive fees.

5. Defendant AIM Advisors, Inc. manages the Funds pursuant to a management agreement and receives substantial fees. In percentage terms, those fees may at first look benign. However, in dollar terms, and in comparison to fees received by AIM for managing other virtually identical institutional portfolios, the fees received from the Funds are staggering and excessive. For example, the Defendant received almost $15 million dollars in 2003 - a single year - for selecting portfolios for, and distributing shares of, the AIM International Growth Fund- a single portfolio.

6. AIM's management activities include selecting and trading securities for the Funds to buy, sell or hold (the "Portfolio Selection Services") and providing administrative services. It receives a management fee from the Funds for these activities that is calculated as a percentage of total assets under management. That portion of the management fee that is for only Portfolio Selection Services shall be referred to as the "Portfolio Selection Fee."

7. All mutual funds, including the Funds, create economies of scale as assets under management increase. The larger a portfolio, the greater the benefits from economies of scale and the less it costs to provide investment advisory services for each additional dollar of assets under management. Eventually, when portfolios become as large as the Funds, the cost of providing Portfolio Selection Services for each additional dollar of assets under management approaches zero.

8. Defendants (directly or through their affiliates) also provide Portfolio Selection Services to other institutional portfolios. The contracts for those services confirm the excessive nature of the fees received by AIM from the Funds. The Portfolio Selection Services that AIM provides to the Funds are identical to the portfolio selection services provided to other institutional clients by the Defendants.

9. The fees received from the Funds by Defendants for Portfolio Selection Services are several times larger on a percentage basis and *hundreds* of times larger in total dollars than the fees received from the other institutional clients for the same services, even though the portfolios of other institutional clients are much smaller and do not offer the same economies of scale as the Funds. The much higher Portfolio Selection Fees that AIM receives from the Funds could not have resulted from arms' length negotiations.

10. In addition to the management fees received by AIM, the Defendants also receive fees ("Distribution Fees") pursuant to share distribution plans adopted under Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). Like the Portfolio Selection Fees, the 12b-1 Distribution Fees are based on a percentage of the net assets of the funds in the AIM Fund Complex, including the Funds.

11. A large portion of 12b-1 Distribution Fees received by Defendants are properly payable *only* if the Funds' boards of directors find that there is a reasonable likelihood that the Plaintiff and other holders of Fund shares would benefit from economies of scale through reduced advisory fees. These fees (the challenged portion of total Distribution Fees) shall be referred to as "Promotional Distribution Fees" (some portion of 12b-1 Distribution Fees are used for other purposes, such as paying contingent deferred sales commissions to broker-dealers who sell AIM funds).

12. Although assets held by the Funds have indeed increased significantly over time, Defendants have failed to share the resulting economies of scale with Plaintiff or other shareholders of the Funds. Instead, as assets increased, Defendants simply continued to receive from the Funds ever greater fees.

13. The receipt by Defendants of the Portfolio Selection Fees from the Funds constitutes a breach of their fiduciary and other duties to the Funds. The receipt by Defendants of the Promotional Distribution Fees also constitutes a breach of their fiduciary and other duties to the Funds.

14. Plaintiff seeks to (a) recover all fees and compensation received by the Defendants and their affiliates from the Funds in violation of Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b), including all Portfolio Selection Fees and all

Promotional Distribution Fees, (b) recover all other or further benefits resulting from the economies of scale created by the Funds but wrongfully retained by the Defendants, (c) rescind the management agreements between Defendants and the Funds and, finally, (d) rescind the Distribution Plan because it was not approved as required by the ICA and receipt by Defendants of payments pursuant to that plan also breaches Section 36(b).

II. PARTIES

15. Plaintiff Ronald Kondracki is a resident of St. Clair County, Illinois and is a shareholder in the AIM Asia Pacific Growth Fund, the AIM International Growth Fund, and the AIM Mid Cap Core Equity Fund.

16. Defendant AIM Advisors, Inc. is a Delaware Corporation with its principal place of business in Houston, Texas. AIM Advisors, Inc. is registered as an investment adviser in Illinois and under the Investment Advisers Act of 1940 and is the investment adviser to the Funds.

17. Defendant AIM Distributors, Inc. is a Delaware corporation with its primary place of business in Houston, Texas. AIM Distributors, Inc. is registered in Illinois as a broker/dealer and is affiliated with AIM Advisors, Inc.

III. JURISDICTION AND VENUE

18. This action is brought pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b) and § 80a-12(b).

19. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

20. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2). Defendants routinely transact business in this district and, as noted, AIM

Advisors, Inc. is registered as an investment adviser in Illinois and AIM Distributors, Inc. is registered in Illinois as a broker/dealer.

IV. GENERAL ALLEGATIONS

The Investment Company Act of 1940

21. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisers such as Defendant. In the 1960s, it became clear to Congress that investment advisers to equity mutual funds were gouging those funds with excessive fees. Section 36(b) was added to the ICA in 1970 to create a federal cause of action for breach of fiduciary duty by investment advisers and their affiliates such as Defendants.

22. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment adviser, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person . . . .

The Portfolio Selection Fees

23. AIM receives a "management" fee from each of the Funds. The management fee compensates AIM for Portfolio Selection Services and certain limited "administrative" expenses

(the bulk of administrative costs are received outside of and separately from the management fee.)

24. Although the Portfolio Selection Fees challenged may appear to be very small on a shareholder-by-shareholder basis, they are huge in absolute terms and, even on a shareholder-by-shareholder basis, cause a dramatic decrease in shareholders' investment returns over time. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns. . . .In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2001) [Exhibit B].

25. The management fees received by AIM are paid as a varying percentage of assets under management. The fees vary based on the amount of assets under management, and are reduced as the total amount of assets under management increase. Known as "breakpoints," this fee structure implicitly recognizes the existence of economies of scale and gives the appearance that the Funds those scale benefits. However, the initial management fee is too high, breakpoints are spaced too far apart, and the reductions made at breakpoints are far too small, thereby depriving the Plaintiff and the Funds of the benefits of the economies of scale created by the contribution of *their* capital to the Funds.

26. As Fund portfolios grow, they quickly create economies of scale and eventually the cost of servicing additional assets approaches zero. Breakpoints recognize these economies but, as stated, are designed by Defendants to benefit themselves rather than the Funds.

27. A flat Portfolio Selection Fee (in dollars, not percentages) or a breakpoint approaching zero for very large portfolios such as those of the Funds would allow the Funds to capture economies of scale that belong to them under Section 36(b), while also allowing Defendants to earn a fair and competitive profit for its services.

28. The total management fee received by Defendants from each Fund consists of a pure Portfolio Selection Fee component and a much smaller administrative services component (subtracting the administrative services component from the total management fee for each Fund leaves the Portfolio Selection Fee for each Fund).

29. The portion of the management fee paid by the Funds to AIM that is attributable to administrative costs is no more than 0.1% (10 basis points) of total Fund assets (mutual funds from fund complexes other than AIM, of comparable size and investment objectives, incur administrative costs of less than 0.1% (10 basis points)). For example, the American Funds' Washington Mutual Fund reports separately (unlike the Funds) the portion of the total management fee attributable to administrative costs (0.089% (8.9 basis points) of total net assets).

30. Furthermore, economies of scale also exist with respect to the administrative costs component of the management fee. For example, the American Funds' Washington Mutual Fund pays an administrative cost fee as low as 0.04% (4 basis points) of net assets under management. Thus, the administrative costs component of a mutual fund's management fee declines as assets increase, thereby establishing by comparison that the administrative costs

portion of the management fee charged by Defendants to the Funds is less than 0.1% (10 basis points) of total net assets.

31. The chart at Exhibit C sets forth the amount of the Portfolio Selection Fee received by Defendants during the most recent reported periods allowing a generous 0.1% of total net assets as the maximum administrative cost portion of the management fee.

32. The Portfolio Selection Fees received by Defendants from the Funds are excessive.

33. Defendants' receipt and acceptance of the Portfolio Selection Fees for pure Portfolio Selection Services was (and continues to be) in breach of their fiduciary and other duties.

The Funds' Rule 12b-1 Distribution Plans and Fees

34. "12b-1" Distribution Fees are named for the SEC rule that allows and regulates their payment, 17 C.F.R. § 270.12b-1. Rule 12b-1 permits a fund to market and sell its shares with shareholder funds (Distribution Fees) out of fund assets *only* in strict compliance with the rule.

35. Prior to 1980, the use of shareholder funds to market and sell fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.

Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep. (BNA) No. 137 pt. II, at 7.

36. After intense lobbying by the mutual fund industry, the SEC agreed to consider tempering its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued (correctly) that adding assets in an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

37. Accepting the mutual fund industry's argument that a growth in assets would lead to a *quid pro quo* reduction in advisory fees and other expenses, the SEC tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of shareholder funds to pay distribution expenses. For example, the SEC wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corporation*, 895 F.2d 861, 866 (2d Cir. 1990).

38. Defendants have done just what the SEC feared: extracted additional compensation for their retail advisory services by causing Plaintiff and other shareholders to pay Defendants' marketing expenses to retain and acquire new shareholders so that these shareholders will pay additional advisory fees that benefit them rather than the Plaintiff and the Funds.

39. 12b-1 Distribution Plans must be reviewed annually by the Funds' board of trustees. In particular, the board must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). Defendants are required to furnish this information. 17 C.F.R. § 270-12b-1(d). In addition, minutes must be maintained to record all aspects of the

boards' deliberation. On an annual basis, the board must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

40. The Funds' Distribution Plans have not been adopted in accordance with these rules. The board did not find that the Distribution Plans in general or the Promotional Distribution Fees in particular benefit the Funds or its shareholders by generating savings from economies of scale in excess of the cost of the plan. In fact, despite the dramatic growth in total assets held by the Funds, both the management fee (including the Portfolio Selection Fee) and total 12b-1 Distribution Fees (including Promotional Distribution Fees) received by Defendant have grown over time, thus depriving the Funds of the benefit of these economies of scale in breach of Defendants' fiduciary and other duties.

41. The Promotional Distribution Fee portion of these fees increased along with total 12b-1 Distribution Fees. These fees have produced no benefits to Fund shareholders; rather, they have served only Defendants, just as the SEC feared when it found that:

> "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted."

Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977).

As such, the Funds' Distribution Plans violate the intent and purpose of Rule 12b-1, the Distribution Fees are entirely a waste of fund assets and their receipt by Defendants violates Section 36(b).

42. Furthermore, as the purpose of Promotional Distribution Fees is to increase the assets held by the Funds, as assets have increased, the Promotional Distribution Fees should decline as assets increase, especially when caused by a generally rising market. This has not happened. In fact, much of the increase in Promotional Distribution Fees is due to a rising equity market, and not due to any promotional activities of Defendants. The Dow Jones Industrial Average (the "Dow") rose from 2753 in 1990 to over 10,000 today. This market expansion alone greatly increased 12b-1 Promotional Distribution Fees with no additional work or effort on behalf of Defendants.

43. Despite the fact that Plaintiff and the other Fund shareholders have enjoyed no benefits from the Promotional Distribution Fees, and despite the fact that the Funds' Distribution Plan allowed Defendants to extract additional and excessive compensation from the Funds, the directors of the Funds approved, year after year, continuation of the Plan in violation of both Rule 12b-1 and § 36(b).

44. Plaintiff, on behalf of the Funds, is entitled to recover the Promotional Distribution Fees received (and continuing to be received) by Defendants.

The Gartenberg Test

45. As set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982) (decided long before today's computer and internet capabilities existed and before the in-depth studies by the GAO and SEC), the test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Id.* at 928. Stated differently, "the adviser-manager must charge a fee that is so disproportionately large that it bears no reasonable

relationship to the services rendered and could not have been the product of arm's length bargain." *Id.*

46. The Defendants' receipt of fees from the Funds for Portfolio Selection Services breaches its fiduciary duties under § 36(b) because they are excessive. The Portfolio Selection Fees negotiated with other institutional clients (*i.e.*, clients other than the Funds or other AIM funds) for managing *smaller* portfolios are substantially *less* than the Portfolio Selection Fees received from the Funds. That is because the Funds' fee schedule does *not* "represent" a charge within the range of what would have been negotiated at arms-length." In fact, the fees charged to the Funds have never been within or near such a range. Moreover, this information has either been withheld by Defendants from the Funds' board of trustees (and also from the shareholders), or the board has failed to properly consider the information.

47. Similarly, the Promotional Distribution Fees do not "represent" a charge within the range of what would have been negotiated at arm's-length." Indeed, when an arms length negotiation takes place, the result is that *no* 12b-1 Distribution Fees are paid! When institutional investors wish to retain Defendants to manage their assets, they either purchase shares in AIM funds (including the Funds) through Y Shares (which pay no 12b-1 Distribution Fees) or through separate accounts (that pay no Distribution Fees and have significantly lower Portfolio Selection Fees).

48. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been negotiated at arms' length. Each demonstrates that receipt of the Portfolio

Selection and Promotional Distribution Fees by the Defendants violated (and continues to violate) § 36(b):

(1) Economies of Scale

49. Significant economies of scale exist in the investment advisory industry, especially in the area of providing investment advisory services (including Portfolio Selection Services) to clients such as the Funds. Economies of scale are created when assets under management increase more quickly than the cost of advising and managing those assets. At some point (a point exceeded by the Funds), the additional cost to advise each additional dollar in the Funds (whether added by a rise in the value of the Funds' securities or additional contributions by current or new shareholders) approaches zero.

50. For example, the cost of providing Portfolio Selection Services to the Funds may be $X for the first $100 million of assets under management but the cost for providing those same services for the next $100 million is a mere fraction of $X. This is true in part because each Fund's portfolio investment objectives are set forth in their offering documents and additional dollars contributed by shareholders are simply invested in the same core portfolio of securities. In addition, when assets under management increase in value over time as markets rise or existing shareholders purchase additional shares (with no change in the composition of the Funds' portfolios or number of shareholders), there are no additional Portfolio Selection Service costs incurred by AIM.

51. The benefits created by these economies of scale belong to the Funds and the Plaintiff, not the Defendants or their affiliates.

52. Technology has lowered the costs to Defendants of providing the Portfolio Selection Services. For example, it has become far easier and less expensive to obtain research

about potential investments, and to communicate with the Funds and their shareholders, than regulators and courts in the early days of Section 36(b) could ever have imagined. Defendants benefit from the widespread use of computers with exponentially greater computing power today than those of 20 years ago, company and stock research is readily and instantly available on the Internet, and Defendants are able to transact business with current and potential shareholders on the Internet. All of this dramatically lowers Defendants' costs and should have resulted in significantly lower Portfolio Selection Fees over time. Instead, those fees (in both percentage and dollar terms) have not declined as they should have but increased because of Defendants' violation of its fiduciary duties.

53. These economies of scale exist at the individual fund level (including the Funds) and at the complex or family of funds level (meaning all funds advised by the Defendants considered together). They also exist on a more comprehensive basis, encompassing the Defendants' entire scope of operations, including administrative expenses and advisory services provided to other institutional clients.

54. Notable academic research confirms the long-standing existence of significant economies of scale in the mutual fund industry that are not passed on to shareholders. *See,* John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, 26 J. Corp. L. 610 (2001) (the "Freeman & Brown Study") [Exhibit D].

55. Furthermore, both the Securities and Exchange Commission (the "SEC") and the Government Accounting Office (the "GAO") also confirmed, in June of 2000, that economies of scale exist in the provision of Portfolio Selection Services. See SEC Report at 30-31 [Exhibit E]; Government Accounting Office, Report on Mutual Fund Fees to the Chairman, Subcommittee on

Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Exhibit F].

56. Courts have also found that these economies of scale exist. *See, Migdal v. Rowe Price Fleming Int'l, Inc.*, 248 F.3d 321, 326-27 (4th Cir. 2001). Even the mutual fund industry's lobbying arm, the Investment Company Institute ("ICI"), admits that mutual funds exhibit economies of scale. Thus, it cannot be disputed that extensive and significant economies of scale exist in the provision of investment advisory services, in particular Portfolio Selection Services, by advisers or affiliates such as Defendants to mutual funds such as the Funds.

57. One simple example of economies of scale is when total assets under management increase due purely to market forces. In that event, it is possible for the Defendants to service the additional assets at *zero* additional variable cost: there is no change in the securities held in the portfolios or the number of shareholders in the Funds.

58. The Defendants have benefited from economies of scale resulting from pure market appreciation. On January 1, 1990, the Dow Jones Industrial Average was at 2753. When the decade closed on December 31, 1999, the Dow was at 11,497 (more than a four-fold increase). If a mutual fund merely held the stocks that comprise the Dow, and did nothing, the Portfolio Selection Fees and Promotional Distribution Fees would have nearly quadrupled absent meaningful breakpoints (an absence suffered by the funds) or unless the advisers dramatically reduced their fees (also not the case here).

59. Today, even following three years of a turbulent market, the Dow Jones Industrial Average remains over 10,000, representing a three-and-one-half times increase from the levels of 1990. This growth has created enormous "free" economies of scale for the Funds, the benefits of which were wrongfully retained by the Defendants who incurred no additional costs in providing

Portfolio Selection Services for the additional assets generated in the Funds by such market growth.

60. Another simple example of benefits arising through no effort on the part of the Defendants yet creating considerable economies of scale occurs when the Funds' assets under management grow because of additional investments by current shareholders. Once again, no additional client relationship is established (or related costs incurred) and economies of scale are created by the shareholders of the Funds, the benefits of which must be shared with the Funds. Still, Defendants have failed to meaningfully reduce the Portfolio Selection Fees in either percentage or dollar terms.

61. These facts regarding economies produced by market appreciation are confirmed by the GAO and by the Freeman and Brown Study. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by a growth in costs) [Exhibit F]; Freeman & Brown Study. [Exhibit D at p. 619-21].

62. The assets in the Funds have grown dramatically over the past dozen years along with the growth generally in the stock market.

63. Defendants have benefited greatly from this growth in Fund assets as their receipt of fees exploded.

64. While the size of the Funds has grown dramatically, the nature and quality of the Portfolio Selection Services rendered by Defendants has not changed. Indeed, the number of securities held in each of the Funds' portfolios has remained fairly constant, suggesting that the research associated with providing the Portfolio Selection Services was unchanged even as the dollars in the Funds' portfolios grew dramatically. While the number of securities fluctuates

over time, at best Portfolio Selection Services should show only minor changes in total cost, as the service has not changed significantly.

65. Despite this, the Portfolio Selection Fees and the Promotional Distribution Fees received by Defendants have grown dramatically, increasing in almost exact proportion with the increase in Fund assets, capturing all benefits from economies of scale and paying no heed to the actual cost of providing those services.

66. The retention by Defendants of the benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds) resulted in Portfolio Selection Fees that were (and remain) (a) grossly disproportionate to the Portfolio Selection Services, (b) excessive, (c) could not have been the product of an arms' length bargain, and (d) violate § 36(b).

67. The retention by Defendants of the benefits resulting from economies of scale (benefits that are owned by, and should have been paid to, the Funds) also resulted in Promotional Distribution Fees that were (and remain) (a) grossly disproportionate to any actual or potential benefit they could have created, (b) excessive, (c) could not have been the product of an arms' length bargain, and (d) violate § 36(b).

68. Acceptance of the excessive Portfolio Selection Fees and the Promotional Distribution Fees by Defendants was (and remains) a breach of their fiduciary and other duties to the Funds.

(2) Comparative Fee Structures

69. A mutual fund is a single investment portfolio for Defendants, as with any other institutional portfolio. Accordingly, with respect to the Portfolio Selection Services and the Portfolio Selection Fees, a mutual fund is no different than any other institutional investor.

70. Other institutional investors (including Y Share investors in the Funds) do not pay Promotional Distribution Fees. Instead, the cost of any distribution activities are paid by Defendants from the management fees received from those institutional investors. In contrast, the Defendants receive enormous Promotional Distribution Fees from the Funds. Therefore, the great discrepancy between the management fees that Defendants receive from other institutional investors as compared to those received from the Funds is actually understated because the management fees received from other institutional investors includes all costs of marketing and distribution.

71. Defendants and their affiliates provide advisory services to other institutional clients for substantially lower fees. These fees clearly establish that they receive Portfolio Selection Fees from the Funds that are excessive and disproportionate to the value of the services rendered and are properly compared to those same fees received by Defendants from the Funds for Portfolio Selection Services. The Freeman & Brown Study explains:

> Strong analogies . . . can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. [Exhibit D at 653].
>
> * * *
>
> [A] mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on 'institutional status,' it turns on self-dealing and conflict of interest." [Exhibit D at 629 n. 93].

72. The Freeman and Brown study accurately explains the similarity between the provision of Portfolio Selection Services to a mutual fund, like the Funds, and other institutional investors with similar investment objectives.

73. Similarly, the respected mutual fund analyst firm *Morningstar* has concluded that there should be no difference between management fees charged to mutual funds (retail products) and other institutional clients:

> Fees for a firm's retail products should not be materially different from management fees for a firm's institutional offerings. Though we appreciate the added costs of servicing small accounts, those expenses needn't show up in the management fees.

Kunal Kapoor, *The Standards That We Expect Funds to Meet*, Morningstar, December 8, 2003.

74. The added administrative costs to AIM of servicing small retail mutual fund accounts are recovered through administrative costs separate from the Portfolio Selection Fee. In addition to the management fee in fiscal 2003, the Funds paid separately for "administrative services" and "custodian" fees (amounting to almost $280,000 for the Asia Pacific Growth Fund alone), compensation of trustees, and 12b-1 distribution fees, including Promotional Distribution Fees.

75. In short, the Portfolio Selection Fees (as a percentage of assets) received by Defendants are at least *double,* frequently *triple,* and, at certain breakpoints, *quadruple* those received from much *smaller* institutional clients for the very same advisory services. When considered in dollar terms (rather than as a percentage), the Portfolio Selection Fees received by Defendants from the Funds are *hundreds* of times larger than the fees paid by some institutional clients with much smaller portfolios invested in the same securities.

76. There is no legitimate basis for this marked disparity in fees received by Defendants from the Funds when compared to fees received by them or their affiliates from other institutional clients. The Defendants recover the additional administrative costs associated with large numbers of shareholders through separate fees received from the Funds, and therefore the

different identity of the owner of the pool of funds invested has no impact on Portfolio Selection Services or Fees. As noted by Freeman and Brown, while a fund manager may:

> encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower.

Freeman & Brown Study at 627-28 [Exhibit D]. The "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." *Id.* at 671-72 [Exhibit D].

77. The significant economies of scale created solely by virtue of the Plaintiff's and other shareholders' investment dollars in the Funds have been unlawfully retained by the Defendants, and Promotional Distribution Fees have been received by Defendants despite a lack of benefit to the Funds or their shareholders, in violation of Section 36(b).

(3) Fallout Benefits (Indirect Profits) Attributable to the Funds

78. Defendants also indirectly profit because of "fallout benefits" attributable to the Funds. These profits are above and beyond those received through Portfolio Selection Fees and other fees.

79. Fallout benefits include the attraction of new customers for other funds or products offered by Defendants, cross selling Defendants' other funds and services to current Fund shareholders, and other benefits associated generally with the development of goodwill and the creation and growth of a client base for Defendants.

80. Another profitable fallout benefit received and retained by Defendants is "soft dollar" payments. Essentially, "soft dollars" are credits from broker-dealers and other securities industry firms in exchange for Defendants' routing securities transaction orders and other

business to the broker-dealers. While the existence of such arrangements has been known, details of the increased costs to the Funds and the concomitant benefits received and retained by Defendants have not been disclosed.

81. In breach of their fiduciary duties owed to the Funds, Defendants direct the payment of excessive commissions to securities broker-dealers to execute trades for the Funds in exchange for which they receives and retain soft-dollars (a form of rebate or kickback). These soft-dollars are paid for by the Funds and the Plaintiff in the form of higher commissions (depriving the Funds of the best execution of trades), yet benefit Defendants.

82. Soft-dollar and other fallout benefits are either not quantified and shared with the Funds' board of trustees (even though the board cannot determine the fairness of any fee without having this information), or the board of trustees fails to properly consider fallout benefits when evaluating the fees paid to Defendants.

83. According to the SEC, "[s]oft-dollar arrangements create incentives for fund advisers to (i) direct fund brokerage based on the research provided to the adviser rather than the quality of execution provided to the fund, (ii) forego opportunities to recapture brokerage costs for the benefit of the fund, and (iii) cause the fund to overtrade its portfolio to fulfill the adviser's soft-dollar commitments to brokers." Memorandum from Paul F. Roye, director of the SEC Division of Investment Management, June 2003.

84. As noted by the SEC, institutional investors other than mutual funds that negotiate at arms' length often negotiate "soft dollar" or commission recapture programs and directly participate in the benefits wrongfully taken by Defendants from the Funds and the Plaintiff. The Funds and their board of trustees could, but do not, negotiate such arrangements and, instead, Defendants have usurped that opportunity for their exclusive benefit.

85. Defendants and their affiliates also receive other benefits or "kickbacks," either directly or indirectly, such as transfer agency and custodian fees. These fees automatically increase as the assets under management and the number of shareholders in the Funds increase. These affiliates receive similar fees from the other Funds while comparable fees paid by other institutional investors are either included in the overall management fee negotiated at arms' length or cost far less through Defendants or competitive third party providers.

86. Defendants also benefit from securities lending arrangements where they "loan" out securities owned by the Funds (*e.g.*, to short sellers) for a fee. Defendants retain those benefits even though the securities loaned belong not to them but to the Funds.

87. These and other fallout benefits are required to be disclosed to the Funds' board of trustees as part of the total mix of information necessary to determine the reasonableness of the Portfolio Selection Fee and the reasons for a 12b-1 Distribution Plan and the related Promotional Distribution Fees. Even without considering the fallout benefits, the Portfolio Selection and Promotional Distribution Fees are excessive in both percentage and dollar terms. After considering the fallout benefits, these fees are obscene and their receipt by Defendants violates § 36(b) of the Investment Company Act of 1940.

(4) The Nature and Quality of the Services Provided to the Funds' Shareholders

88. The nature of the Portfolio Selection Services provided to the Funds is straightforward: Defendants select (buy, sell or hold) and trades, at its discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' other institutional clients even though the Funds are charged a dramatically higher Portfolio Selection Fee as a percentage of assets under management and in dollar terms.

89. The quality of the Portfolio Selection Services provided to the Funds by Defendants is also precisely the same (because the services are the same) as the quality of the Portfolio Selection Services provided to the other institutional clients. However, Plaintiff pays Defendants dramatically higher fees (in percentage and absolute dollar terms) because the Portfolio Selection Fees are not even close to the range of fees produced by the arms' length negotiations with Defendants' other institutional clients (even before considering the enormous additional fallout benefits received by Defendants).

90. Furthermore, the Defendants' services to the Funds are even more overpriced when performance is considered. For the three fiscal years ended July 31, 2003, investors paid management and shareholder service fees of $3 million for the Asia Pacific Growth Fund alone, despite mediocre Fund performance.

91. The nature of services provided for the Promotional Distribution Fee is also straightforward: Defendants take money from current Fund shareholders in an effort to attract new shareholders to the Funds so that all shareholders can enjoy cost savings from economies of scale. The existence of Y Shares tells the story: the Funds' Distribution Plans use of Promotional Distribution Fees has never achieved the desired cost savings, should never have been approved (or continued) by the Funds' board of trustees and violates Section 36(b) of the ICA.

(5) The Profitability of the Fund to the Adviser-Manager

92. The profitability to Defendants of managing the Funds is a factor that this Court may consider. Intuitively, it is obvious that the fees charged to others in arms' length negotiations is the best indicator of profitability to Defendants; those negotiations must result in profitable relationships or investment managers (such as Defendants) intending to stay in

business would be required to charge a higher fee. Therefore, managing the Funds (and receiving much higher Portfolio Selection Fees and Promotional Distribution Fees than from other institutional clients) is highly profitable to Defendants.

93. Furthermore, each dollar of Promotional Distribution Fees received by Defendants directly increases Defendants' profitability in an equal amount. These fees, by definition, are received by Defendants to cover its expenses, not those of the Funds (under the theory that those expenses would ultimately save the Plaintiff and the Funds money). The amount of these fees has been steadily increasing.

94. As discussed above under "comparative fee structures," Defendants and their affiliates have entered into advisory agreements with other institutional clients where Defendants accept *total* management fees (including both Portfolio Selection Fees and payment of all administrative, distribution and other costs) that are dramatically lower than those charged to holders of the Funds to manage portfolios that are typically much smaller than those of the Funds. Even on the conservative assumption that *all* of the other institutional clients' fee was for Portfolio Selection Services, it is still dramatically smaller in percentage terms (and obscenely so in dollar terms) than the same fees received from the comparably sized or significantly larger Funds, and is not within the range established by Defendants with their other customers when negotiating at arms' length. Defendants would not agree to provide advisory services for such a low fee if it were not profitable to do so. Therefore, the immense profitability of the Funds' management for the same services is self-evident.

(6) The Independence and Conscientiousness of the Trustees (or Directors)

95. As the GAO Report noted, the "external management" structure of most mutual funds (including the Funds) creates a potential conflict of interest between a fund's shareholders

and its adviser. [Exhibit F]. The United States Supreme Court has stated that the disinterested director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

96. The disinterested directors (or trustees) are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all agreements with Defendants and reviewing the reasonableness of the Portfolio Selection Fees and Promotional Distribution Fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the adviser's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Exhibit F]. These responsibilities necessarily require the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations.

97. In considering whether to approve advisory agreements between the Defendants and the Funds, the trustees are required to review and consider specific factors, and to make certain comparisons, to ensure that any agreement is in the best interests of the Fund and its shareholders (rather than just the Defendants). The SEC has recognized that this inquiry includes the following specific factors:

> (1) the nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors.

98. In addition, the SEC has recognized that a fund's trustees must compare the fees and services to be provided by the adviser in any proposed contract with a fund with those in

other investment advisory contracts, such as contracts between the same (and other) investment advisers with other investment companies (*i.e.*, mutual funds) or other types of clients (*e.g.*, pension funds and other institutional investors). On information and belief, Defendants failed to provide this information to the Funds' trustees who in turn failed to make or consider this comparison.

99. A majority of the Funds' directors must be "disinterested" as defined in § 10 of the Investment Company Act. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, even in connection with so-called disinterested directors, the lack of conscientiousness in reviewing the fees paid to the Defendants, and/or lack of adequate information provided by the Defendants to the directors in connection with their approvals of the advisory agreements, and the control of management over the board in reviewing the fees are *not* presumed. Rather, they are all relevant factors in determining whether the Defendants have breached their fiduciary duties to the Funds and to the Plaintiff.

100. Despite the structural protections of independent directors envisioned by the Investment Company Act, the Funds' trustees have been subverted by Defendants and no longer serve in their "watchdog" role.

101. Either the Defendants have failed to satisfy its fiduciary duty under the Investment Company Act to provide the Funds' directors with all information reasonably necessary for them to do their jobs, including determining the fairness of the Portfolio Selection Fee and the Promotional Distribution Fee, or that information has not been properly considered by the directors.

102. Jack Bogle, founder of the Vanguard Group, one of the largest mutual fund complexes in the world, commented during an interview on the failure of mutual fund boards of directors to meet their duties under the Act:

> Q: We've talked about how the [mutual fund] industry could do a better job. How about the fund directors?
>
> A: Well, fund directors are, or at least to a very major extent, sort of a bad joke. They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.

Morningstar Interviews...Jack Bogle, Founder of the Vanguard Group, Kathryn Haines and Russ Kinnel, www.morningstar.net, posted June 5, 1998.

103. Similarly, a United States District Court Judge recently quoted Warren Buffet, the "legendary investor and chairman of the Berkshire Hathaway Group," on the lack of independence and diligence of mutual fund boards of directors:

> I think independent directors have been anything but independent. The Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since 1940 has been to rubber stamp every deal that's come along from management – whether management was good, bad or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not Dobermans. I'd say they found a lot of Cocker Spaniels out there.

Strougo v. BEA Assoc., 188 F.Supp.2d 373, 383 (S.D.N.Y. 2002)(citation omitted).

104. The dependence of the Funds' disinterested directors on the Defendants, and the domination and undue influence exerted on the directors by the Defendants, is evidenced by the following facts:

a. Each of the Funds is governed by a common and interlocking board of directors initially selected (and constantly dominated by) the Defendants.

b. All AIM mutual funds are "overseen" by *one common board* of 16 directors, 14 of whom are considered "disinterested." The Defendants have *de facto* control over directors' compensation and the nature and duration of director meetings and other aspects of the Funds' corporate governance, thereby depriving the Funds of the independence owed to them by the trustees.

c. Each of the Funds, and all funds within the AIM Fund Complex, share common fiduciary advisers (*i.e.,* the Defendants or their affiliates). The Defendants created these relationships and continue to dominate in their execution.

d. Each of the Funds, and all funds within the AIM Fund Complex, share a common distributor affiliated with the Defendants (*i.e.*, the Funds' shares are sold by an affiliate of the Defendants).

e. Trustees in the mutual fund industry almost without exception rely wholly on the fund manager to provide them with what is known in the industry as a "15c Report" (also called a "Lipper Package"). The 15c Report includes information about what other mutual fund investment advisors charge their mutual fund clients but does not include data about Defendants' or other advisors' other institutional clients (as that data is withheld by fund managers from the trustees). Fund managers use the data in the 15c Report to ensure that their fees fall within the range of fees charged by their "competitors," an industry of price gougers, rather than to ensure that the Portfolio Selection Fees received by Defendants are independently fair to the Funds. Here, either Defendants have followed this industry practice and failed to provide the correct information to the trustees, or the trustees have failed to consider properly the information provided.

f. Each of the Funds, and all funds within the AIM Fund Complex, have access to a common line of credit arranged by the Defendants to assist in managing money flows in the Funds (*e.g.*, to meet shareholder redemptions). The fees pertaining to such credit facility are shared equally by the Funds and all other funds within the AIM Fund Complex (thereby also again demonstrating benefits from economies of scale).

COUNT I
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Fees from Economies of Scale)

105. The Plaintiff repeats and realleges paragraphs 1 through 104, inclusive, of this complaint.

106. Defendants have received, and continue to receive, excessive Portfolio Selection Fees attributable to the extraordinary economies of scale created by the Plaintiff and the Funds.

107. Defendants have breached, and continues to breach, their ICA § 36(b) fiduciary duty to the Funds by receiving and retaining these excessive fees.

108. Plaintiff seeks, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, including the "amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

109. Plaintiff repeats and realleges paragraphs 1 through 104, inclusive, of this complaint.

110. The Portfolio Selection Fees received by AIM are and continue to be disproportionate to the services rendered and not within the range of what would have been negotiated at arms' length in light of all the surrounding circumstances (or the range of what has been negotiated at arms' length with the Defendants' other institutional clients). Instead, they are dramatically higher than those negotiated or that would be negotiated in any arms' length negotiation.

111. In receiving excessive advisory fees, and failing to put the interests of the Funds, the Plaintiff, and the Funds' other shareholders ahead of their own interests, AIM breached their statutory fiduciary duties to the Funds and the Plaintiff.

112. Defendants have breached, and continue to breach, those statutory ICA § 36(b) fiduciary duties to the Funds by accepting excessive and inappropriate compensation. Plaintiff and the Funds seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b) BREACH OF FIDUCIARY DUTY
(Excess Rule 12b-1 Promotional Distribution Fees and Extraction of Additional Excessive Compensation for Advisory Services)

113. Plaintiff repeats and realleges paragraphs 1 through 104, inclusive, of this complaint.

114. The Promotional Distribution Fee extracts additional compensation for advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the assets of the Funds have grown considerably, the resulting economies of scale benefited only Defendants, and not Plaintiff or the Funds, precisely as feared by the SEC.

115. In failing to pass along economy of scale benefits from the Promotional Distribution Fees, and in continuing to authorize, assess and collect Promotional Distribution Fees pursuant to the Funds' 12b-1 Distribution Plan, despite the fact that no benefits inured to Plaintiff or the Funds, Defendants violated their ICA § 36(b) fiduciary duty by receiving excessive and inappropriate compensation. Plaintiff seeks, pursuant to § 36(b) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, including all Promotional Distribution Fees and any further "amount of payments received from" the Funds.

WHEREFORE, Plaintiff and the Funds demand judgment as follows:

a. Declaring that the Defendants violated and continue to violate § 36(b) of the ICA and that any advisory agreements and Distribution Plans entered into between them and the Funds are void *ab initio*;

b. Preliminarily and permanently enjoining the Defendants from further violations of the ICA;

c. Awarding damages against the Defendants in an amount including all Portfolio Selection Fees and Promotional Distribution Fees paid to them by Plaintiff and the Funds for all periods not precluded by any applicable statutes of limitation and continuing through the trial of this case;

d. Awarding any further "actual damages resulting from [Defendants'] breach of fiduciary duty," including any further "amount of payments received from" the Funds;

e. Awarding interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

f. Awarding prospective relief in the form of reduced Portfolio Selection Fees and Promotional Distribution Fees in the future based not simply upon a percentage of assets formula, but also based upon the reasonableness of those fees in absolute dollar terms when considering the assets under management in the Funds; and

g. Such other and further relief as may be proper and just.

Dated: April 16, 2004

KOREIN TILLERY, LLC

Steven A. Katz - 06204543
Douglas R. Sprong - 6202898
Diane Moore Heitman – 06273475
Gateway One on the Mall
701 Market Street, Ste. 300
St. Louis, MO 63101
Telephone: 314.241.4844
Facsimile: 314.588.7036

George A. Zelcs
KOREIN TILLERY, LLC
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312.641.9750
Facsimile: 312.641.9751
E-mail: gzelcs@koreintillery.com

Andrew S. Friedman
Francis J. Balint, Jr.
BONNETT, FAIRBOURN, FRIEDMAN &
BALINT, P.C.
2901 N. Central Avenue
Suite 1000
Phoenix, AZ 85012
Telephone: 602.274.1100
Attorneys for Plaintiff